UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

LAN AIRLINES S.A.

Open Stock Corporation
Securities Registration No. 306

NOTICE OF RIGHT TO WITHDRAW

The shareholders are hereby informed that at the Special General Meeting of Shareholders of LAN Airlines S.A. (the “Company”) held on December 21, 2011 (the “Meeting”), it was agreed to merge the Company with the companies Sister Holdco S.A. and Holdco II S.A. The two latter companies will be absorbed by the Company and will become part of it under the terms and conditions approved at the Meeting (the “Merger Agreement”).

Under Article 69 of the Companies Law (18,046), the passing of the Merger Agreement gives dissident shareholders the right to withdraw from the Company upon the Company’s payment of the value of their shares. A dissident shareholder is considered to be one who opposed the Merger Agreement in the Meeting, or one who did not attend the Meeting but who expresses his or her dissent to the Company in writing within 30 consecutive days as of the date of the Meeting, that is, until January 20, 2012. The right to withdraw only includes the shares that the dissident shareholder had registered in his or her name in the Company’s Shareholder Registry on the date on which it was determined that s/he was entitled to participate in the meeting, that is, on December 15, 2011.

Under Article 70 of the Companies Law (18,046), the dissident shareholder must exercise his or her right to withdraw within the same 30-day term as of the date of the Meeting, that is, by January 20, 2012.

The right to withdraw will be exercised by sending a certified letter to the Company or by delivering a written letter to the location of the management offices by a notary public certifying the withdrawal. The notary public’s intervention will not be necessary when the manager, or the person acting as manager, leaves a written record of the reception of the aforementioned letter, all as stipulated in Article 76 of the Companies Law. For these purposes, it is especially stated on record that the Company’s management offices are located at 5711 Presidente Riesco Avenue, Suite 19, in Las Condes, Santiago. In the letter by which the dissident shareholder exercises his or her right to withdraw, s/he must clearly state that his or her desire to withdraw is due to being in disagreement with the Merger Agreement passed at the Meeting.

The Company will pay the market value of their shares to the shareholders who exercise their right to withdraw. Under Article 79 of the Companies Law, the market value of the shares is the weighted average of the stock’s transactions on the stock exchange during the two months prior to the day of the Meeting.

In this case, the value to be paid to those exercising this right will be Ch$12,130.65 (twelve thousand one hundred thirty point sixty five Chilean pesos, the local currency) per share, which is the market value of the shares determined as indicated in the previous paragraph.

In accordance with the pertinent legal and regulatory standards, the Company will pay the shareholders exercising their right to withdraw, as explained above, the value of their shares, with no surcharge of any kind, within the 60 days following December 21, 2011, as of the date set by the Board for this purpose; these shareholders will be notified of this date in a certified letter.

THE GENERAL MANAGER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2011

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente Goic
	Name:	Alejandro de la Fuente Goic
	Title:	Chief Financial Officer